UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF AUGUST 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)

No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Amended and Restated Memorandum of Association

The board of directors of A-Power Energy Generation Systems, Ltd. (the “Company”) approved the amendment and restatement of the Memorandum and Articles of Association of the Company (the “M&A”) and submitted the M&A to the shareholders of the Company for their approval at the Company’s annual general meeting of shareholders (the “AGM”). On August 21, 2009, the M&A was approved by the shareholders of the Company at the AGM.

On August 21, 2009, the Company filed the M&A, as approved by the board of directors and the shareholders of the Company, with the Registry of Corporate Affairs of the British Virgin Islands.  The M&A became effective upon filing.  A copy of the M&A is filed as Exhibit 99.2 to this Current Report on Form 6-K.

TABLE OF CONTENTS

Page
Signature	3
Exhibit Index	4

EX-99.1 Press Release
EX-99.2 Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: August 25, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

99.2	Amended and Restated Memorandum and Articles of Association